EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

AS OF JUNE 15, 2007

NAME OF SUBSIDIARIES	JURISIDICTION OF INCORPORATION OR ORGANIZATION

World Airways, Inc.	Delaware

World Airways Parts Company, LLC	Delaware

World Risk Solutions, Ltd.	Bermuda

North American Airlines, Inc.	Delaware